UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-42016

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Neo-Concept International Group Holdings Ltd (the “Company”) is saddened to announce that, on January 22, 2025, it became aware of the passing away of Mr. To Wai Suen (“Mr. Suen”), an independent director, the Chairman of the audit committee, and a member of each of the compensation committee and nominating and corporate governance committee of the Board of Directors (the “Board”) of the Company ..

As a result of Mr. Suen’s passing, the Company has appointed Mr. Billy Chun Fai Tang (“Mr. Tang”) as an independent director, and a member of each of the audit committee, compensation committee, and nominating and corporate governance committee of the Board, effective from January 22, 2025. The Board determined that Mr. Tang qualifies as independent director in accordance with the published listing requirements of NASDAQ.

Mr. Tang, aged 50, is an executive Director of Lego Financial Group (3938.hk), a company of which is listed on the Hong Kong Stock Exchange. He was appointed as the executive Director on 1 April 2020. Mr. Tang joined Lego Financial Group in December 2018 and is currently the managing director of Lego Corporate Finance Limited. Since June 2019, Mr. Tang has acted as a Responsible Officer of Lego Corporate Finance Limited for Type 6 (advising on corporate finance) regulated activity under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and a Licensed Representative of Lego Securities Limited for Type 1 (dealing in securities) regulated activity under the SFO. Mr. Tang has over 25 years of experience in the accounting and investment banking profession. Prior to joining the Group, he worked at Goldin Financial Limited from July 2009 to December 2018 and his last position was the director of investment banking division and a Responsible Officer for Type 6 (advising on corporate finance) regulated activity. Prior to that, he had worked at Optima Capital Limited as a Responsible Officer for Type 6 (advising on corporate finance) regulated activity. He had also worked at BOCOM International Holdings Company Limited, Deloitte & Touche Corporate Finance Limited and PricewaterhouseCoopers. Mr. Tang obtained a bachelor’s degree in business administration from The University of Massachusetts at Amherst, United States, in May 1996.

Mr Tang has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Tang had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: January 23, 2025	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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